Contact

www.linkedin.com/in/authorchrismckinney (LinkedIn)
www.facebook.com/christianmovies.fun/ (Other)
calledwriters.com/ (Company)

Top Skills

Copywriting
Social Media
Digital Marketing

Publications

One of the First: Lessons I Learned While Overcoming the Challenges of Integration

Chris M.

Founder of ChristianMovies.fun and Called Writers Christian Publishing. Working to advance the Gospel through various media!

Tuscaloosa, Alabama, United States

Summary

Chris McKinney is the Founder of Called Writers Christian Publishing. He was formerly the Executive Editor of GODSPEED magazine, where he had the pleasure of serving Editor-in-Chief David Aikman, a legendary Christian journalist, author, and former news bureau chief for TIME magazine. Chris also worked alongside Troy Anderson, a Pulitzer Prize-nominated journalist and author, and many other notable Christian writers and ministers. Chris has been writing professionally for many years, and started writing Christian ministry material in 2013.

Chris has written and edited for several ministry organizations including the Foundry and Church of the Highlands, which is the second-largest church in America. He has worked on many contract writing, editing, and proofreading projects for individuals as well as organizations like Highlands College. He loves to ghostwrite and co-author Christian books.

In addition to GODSPEED magazine, Chris's ministry articles have been featured by CBN, Engage magazine, and several other publications and websites. Chris is also the author and co-author of several notable Christian books. He has been a featured guest on various Christian radio, internet, and television shows.

In a previous career, Chris quickly climbed the corporate ladder in the investment management profession, culminating with senior positions at a top-30 US bank (Compass Bank, now owned by PNC Financial Services), and also with one of the largest insurance companies in the world (Aflac). Chris was awarded the CFA charter in 2008.

Chris has worked on many Christian books in various capacities, and his growing list of co-author credits is easily accessible online.

"Let's work together to advance God's kingdom!"

Experience

ChristianMovies.fun
Founder
June 2023 - Present (1 year 2 months)

ChristianMovies.fun is a new Christian entertainment brand. Check out our Facebook page to learn more. facebook.com/christianmovies.fun

Called Writers Christian Publishing
Founder and Executive Editor
March 2018 - Present (6 years 5 months)

I ghostwrite Christian books. I also co-author, edit, rewrite, and publish Christian books. Go to CalledWriters.com to find more information.

Karen Kingsbury's Someone Like You
Head of Digital Marketing
October 2023 - May 2024 (8 months)

Head of digital marketing for Karen Kingsbury's theatrical release film SOMEONE LIKE YOU. Designed and executed ads, ad copy, social media posts, etc., for the film on various platforms and pages.

GODSPEED magazine
Executive Editor
December 2018 - December 2019 (1 year 1 month)

Education

Highlands College
Certificate of Ministry, Divinity/Ministry · (2018 - 2020)

The University of Alabama
Master's degree, Finance · (2003 - 2004)

The University of Alabama
Bachelor of Science (BS), Finance, Investment Management · (1999 - 2003)